                   September 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Effie Simpson, Staff Accountant Martin James, Senior Advisor

Re:	Flex Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2020

Filed on May 28, 2020

Form 10-Q for the Period Ended June 26, 2020

Filed August 5, 2020

File No. 000-23354

Ladies and Gentlemen:

Flex Ltd. (the “Company” or “Flex”) submits this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated September 8, 2020, relating to the above-referenced filings.

In this letter, the comments from the Staff have been reproduced in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended June 26, 2020

Results of Operations

Gross profit, page 31

1.	Please revise this discussion in future filings to separately quantify and discuss factors responsible for changes in the levels of your cost of sales, including the impact of material variances in components that offset each other. Consider providing this information by segment also. Refer to our interpretive guidance provided in SEC Release FR-72.

Company Response:

The Company acknowledges the Staff’s comment and, in future filings, the Company will discuss and separately quantify where it is able to do so material factors responsible for changes in the levels of the Company’s cost of sales, including the impact of material variances in components that offset each other. With regard to segment information, the Company does not disclose cost of sales or gross profit on a segment basis because the Company’s Chief Operating Decision Maker (“CODM”) does not consider this information as part of the CODM’s assessment of the performance of the Company’s reporting segments. However, as noted in our response to Comment No. 2, the Company will quantify and explain the reasons for period to period changes, which will include, where material, a discussion of changes in segment income.

U.S. Securities and Exchange Commission

September 30, 2020

2.	In a related matter, where multiple factors result in period over period variances in future filings, please revise your MD&A discussions of these income and expense line items to identify and quantify the relative contribution of each of the factors and to explain the reason for the changes. Refer to SEC Release FR-72.

Company Response:

The Company acknowledges the Staff’s comment and, in future filings, where multiple factors result in period over period variances in income and expense line items, the Company will identify and quantify, where it is able to do so, the relative contribution of each of the material factors and explain the reason for the changes in the Company’s MD&A discussion.

Segment Income, page 32

3.	We note that in the tables on pages 32 and 33 you present total segment income and total segment margin amounts, which appear to be non-GAAP measures as noted in Question 104.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future filings to identify the measures as non-GAAP and to provide the disclosures required by Item 10(e) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and, in future filings, the Company will modify its disclosures to remove the non-GAAP measures of total segment income and total segment margin amounts.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7003.

Very truly yours,

/s/ Paul R. Lundstrom

Paul R. Lundstrom
Chief Financial Officer

cc:	Scott Offer, Flex Ltd. Heather Childress, Flex Ltd. Jason Rissanen, Deloitte & Touch LLP Jeffrey N. Ostrager, Venable LLP